[redacted]

13010367

K9 3/2/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
402

SEC FILE NUMBER
8- 42515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Pacific Securities Inc. dba WP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1080 West Sierra, Suite 105
(No. and Street)

Fresno	CA	93704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Ross (559)439-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jewell, Irene T.
(Name – *if individual, state last, first, middle name*)

1615 Bonanza Street, Suite 209	Walnut Creek,	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard Oliphant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Pacific Securities, as of February 25, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principle - owner

Title

Notary Public

DAN MALONE
Commission # 1885194
Notary Public - California
Fresno County
My Comm. Expires Apr 8, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

WP SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2012
with
REPORT OF INDEPENDENT AUDITOR

WP SECURITIES, INC.
DECEMBER 31, 2012

Index to Financial Statements and Supplemental Schedules

Irene T. Jewell
Certified Public Accountant

1615 Bonanza Street, Suite 209
Walnut Creek, California 94596
Telephone: 925-935-1028
Facsimile: 925-935-1029

Report of Independent Auditor

The Board of Directors
WP Securities, Inc.

I have audited the accompanying statement of financial condition of WP Securities, Inc. as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WP Securities, Inc. at December 31, 2012, the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Irene T. Jewell

Walnut Creek, California
February 19, 2013

WP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
Assets		
Current assets:		
Cash	$ 13,230	$ 19,930
Prepaid expenses	3,625	3,625
Total current assets	16,855	23,555
Furniture and equipment less accumulated depreciation	12,931	20,455
Other assets:		
Deposits	4,860	6,717
Due from shareholder	97,554	76,204
	$132,200	$126,931
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 9,398	$ 6,807
Total current liabilities	9,398	6,807
Stockholders' equity:		
Common stock, 100,000 shares authorized; 50,000 shares issued and outstanding	5,000	5,000
Retained earnings (restated November 15, 2001)	117,802	115,124
	122,802	120,124
	$132,200	$126,931

See accompanying notes.

WP SECURITIES, INC.
STATEMENT OF INCOME
YEARS ENDING DECEMBER 31, 2012 AND 2011

	2012	2011
Revenue:		
Commissions and fees	$ 1,779	$ 2,348
Other revenue	308,340	302,700
Total revenue	310,119	305,048
Expenses:		
Payroll and consulting costs	170,000	141,225
Other compensation and benefits	57,954	57,083
Regulatory fees and expenses	11,974	2,518
Office and other operating costs	58,426	105,832
Depreciation	8,287	8,169
Total expenses	306,641	314,827
Income (loss) before provision for income taxes	3,478	(9,779)
Provision for income taxes	800	800
Net income (loss)	$ 2,678	$(10,579)
Earnings (loss) per share of common stock	$ .05	$ (.21)

See accompanying notes.

WP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDING DECEMBER 31, 2012 AND 2011

	Common Stock	Retained Earnings
Balances at January 1, 2011	$5,000	$125,703
Net income (loss) for year ended December 31, 2011		(10,579)
Balances at December 31, 2011	5,000	115,124
Net income (loss) for year ended December 31, 2012		2,678
Balances at December 31, 2012	$5,000	$117,802

See accompanying notes

WP SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDING DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ 2,678	$(10,579)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	8,287	8,169
Increase or decrease in assets and liabilities:		
Prepaid expenses	0	1,374
Deposits	1,857	2,049
Due to/from shareholders	(21,350)	5,598
Accounts payable and accrued expenses	2,591	(2,787)
Total adjustments	(8,615)	14,403
Net cash provided (used) by operating activities	(5,937)	3,824
Cash flows from investing activities:		
Furniture and equipment purchased	(763)	(1,180)
Net cash used by investing activities	(763)	(1,180)
Cash flows from financing activities:		
Net cash provided by financing activities	0	0
Net increase (decrease) in cash	(6,700)	2,644
Cash balance:		
Beginning of the year	19,930	17,286
End of the year	$13,230	$19,930

See accompanying notes.

WP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1. Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and depreciation - Furniture and equipment used in the business are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred.

Reorganization of stockholders' equity – A quasi–reorganization of the retained earnings and common stock accounts occurred during the year ended December 31, 2001. The carrying values of assets were not affected by the restatement of stockholders' equity.

Revenue and expense recognition - Revenue is recognized at the time the income is earned. Expenses are recorded when incurred.

2. Organization

WP Securities, Inc. was organized as a corporation under the laws of California on March 12, 1990. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company is a full line securities firm eligible to operate and sell securities in the states of California and North Carolina.

3. Furniture and Equipment

The cost of furniture and equipment at December 31, 2012 and 2011 was $83,630 and $82,867, respectively. Depreciation expense, based upon useful lives ranging from five to seven years, was $8,287 for the year ended December 31, 2012.

4. Income Taxes

The income tax provision recorded for the year ended December 31, 2012 included the California minimum corporate tax of $800 and no federal tax. For the year ended December 31, 2011, the provision for Federal and California income tax was the minimum California corporate tax of $800.

5. Leases

The Company currently rents office space and office equipment on a monthly basis.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to l. At December 31, 2012, the Company had net capital of $8,692, which was $3,692 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($9,398) to net capital was 1.08 to 1 which is less than the 15 to 1 maximum allowed.

SUPPLEMENTAL SCHEDULES

Schedule I

WP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2012

Net Capital:	
Total stockholders' equity	$122,802
Deductions for non-allowable assets:	
Other current assets	3,625
Furniture and equipment	12,931
Due from shareholder	97,554
	114,110
Net capital before haircuts on securities positions	8,692
Haircuts on other trading and investment securities	0
Net Capital	$ 8,692
Aggregate Indebtedness:	
Accrued expenses payable and long term debt included in statement of financial condition	$ 9,398
Computation of Basic Net Capital Requirement:	
Minimum net capital required for Company	$ 5,000
Excess net capital	$ 3,692
Ratio: Aggregate indebtedness to net capital	1.08 to 1
Reconciliation with Company's computation included in Form X-17A-5 at December 31, 2012:	
Net capital, as reported in Company's (unaudited) FOCUS report	$ 9,141
Audit adjustment	(449)
Net capital, as shown above	$ 8,692

Schedule II

WP SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2012

WP Securities, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

WP SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2012

WP Securities, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Irene T. Jewell
Certified Public Accountant

1615 Bonanza Street, Suite 209
Walnut Creek, California 94596
Telephone: 925-935-1028
Facsimile: 925-935-1029

Board of Directors
WP Securities, Inc.

In planning and performing my audit of the financial statements of WP Securities, Inc. for the year ended December 31, 2012, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Irene T. Jewell

Walnut Creek, California
February 19, 2013